Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02034243

SUPPL

02 MAY 20 AM 10:17

9th May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited
- 2002 Annual General Meeting

We enclose for your information a notification dated 8th May 2002 in respect of the above Company, which was lodged with the UK Listing Authority on 8th May 2002.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

dlw 5/20

F:\WIN\Meeting\AGM\AGM-ltr.doc\12

Company Dairy Farm International Hldgs Ld
TIDM DFI
Headline Result of AGM
Released 15:32 8 May 2002
RNS Number 6400V

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("the Company")

Annual General Meeting

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 28 March 2002 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Dairy Farm International Holdings Limited

Date of notification – 8 MAY 2002

www.jardines.com

END